Exhibit 99.1

News release July 10, 2009
NOT FOR DISTRIBUTION IN THE REPUBLIC OF KOREA, JAPAN, CANADA, THE PEOPLE’S REPUBLIC OF CHINA, THE UNITED KINGDOM OR THE EUROPEAN ECONOMIC AREA
This communication does not constitute an offer to sell or the solicitation of an offer to buy the securities described below, nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
A registration statement on Form F-3 relating to the offering of the securities described below (the “Registration Statement”) has been filed with the U.S. Securities and Exchange Commission (the “SEC”). The offering of the securities described below in the United States will be made by means of the prospectus contained in the Registration Statement and one or more prospectus supplements thereto.
You may obtain copies of the prospectus contained in the Registration Statement and the prospectus supplement(s) thereto, when available, free of charge, from: (i) Goldman, Sachs & Co., Attn: Nondi Blanks / Prospectus Department, DG3 / Diversified Global Graphics Group, 100 Burma Road, Jersey City, NJ 07305, USA; and (ii) Morgan Stanley & Co. Incorporated, Attn: Prospectus Department, 180 Varick Street, New York, NY 10014, USA.
A registration statement relating to the securities described below to be offered in Korea (the “Korean Registration Statement”) has been filed with the Financial Services Commission of Korea but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the Korean Registration Statement becomes effective.

KB Financial Group Announces Rights Offering of ~~W~~1 trillion
■	Rights offering to strengthen capital base and fund further growth

■	KB Financial Group’s BIS ratio will increase by 0.52% to 12.66%
On July 10, 2009, the Board of Directors of KB Financial Group Inc. (“KBFG”) approved a resolution to raise approximately ~~W~~1 trillion through a rights offering1 (the “Offering”). KBFG is undertaking the Offering for general corporate purposes, including to fund potential growth opportunities, and to strengthen KBFG’s capital base. The Offering is an integral part of KBFG’s commitment to pursue its long-term growth strategies and maximize shareholder value.
The Offering entails the issuance of 30.0 million new common shares (directly or in the form of American Depositary Shares), or 8.4% of the total shares outstanding. In accordance with the Financial Investment Services and Capital Markets Act of Korea, the Offering will include an employee stock ownership association (“ESOA”) tranche of up to 20% of total offering size (6.0 million rights shares). The remaining 80% of the rights shares will be allocated to existing shareholders of KBFG on a basis of approximately 0.07768392 rights share per one existing share, assuming full participation by the ESOA members. The record date for the Offering will be July 27, 2009. New investors must purchase shares of KBFG by July 23, 2009 to become a shareholder of record entitled to receive subscription rights in the Offering.
The final offering price for the rights shares (“Offering Price”) will be determined on August 21, 2009, three trading days prior to the first day of the subscription period for the Offering. The Offering Price will be determined through a pricing mechanism previously employed in Korean rights issues using a 25% discount rate.
The Offering will further strengthen KBFG’s capital position, with pro-forma consolidated BIS and Tier I capital ratios as of March 31, 2009 increasing by approximately 0.52% each, from 12.14% to 12.66%, and 8.60% to 9.12%, respectively.
The Offering will be lead managed and fully underwritten by Goldman Sachs, Morgan Stanley, Samsung Securities, and Korea Investment & Securities, pursuant to the terms of an underwriting agreement, and KB Investment & Securities will act as the lead Korean manager. Further details related to the placement of rights shares that are not subscribed by existing shareholders will be determined at a special board meeting of KBFG.

[1]	In a rights issue, existing shareholders have the first right to participate in the equity raising, pro rata to their current equity stake. A rights issue is the most commonly used capital raising method to minimize dilution of existing shareholders’ stakes.

[2]	47.4 million treasury shares (or 13.3% of total shares) held by Kookmin Bank, a wholly-owned subsidiary, will not be granted rights by regulation. Rights ratio is subject to change based on the level of ESOA participation. Any unsubscribed ESOA rights shares will be offered to existing shareholders.

Forward-Looking Statements
This communication contains forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 are generally identified by the words “believe,” “expect,” “anticipate,” “target,” “intend” or similar expressions. Although KB Financial Group’s management believes that the expectations reflected in such forward-looking statements are reasonable, you are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of KB Financial Group, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by KB Financial Group, including its latest annual report on Form 20-F, the Registration Statement and amendments thereto and related documents that KB Financial Group has filed or will file with the SEC. KB Financial Group undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Appendix
■	Offering Type: Rights issue to existing shareholders

■	Offering Size: 30,000,000 new common shares, directly or in the form of American Depositary Shares (“ADSs”)
—	Allocated to the ESOA: 6,000,000 shares (up to 20% / subject to change)

—	Allocated to other existing shareholders: 24,000,000 shares (80% / subject to change)
■	Discount: 25%

■	Rights Ratio to Eligible Shareholders: 0.0776839 rights share for 1 existing share, excluding treasury shares held by Kookmin Bank
—	Rights ratio is subject to change. Should the ESOA subscription amount be less than its entitlement of 20%, the unsubscribed shares will be offered to the existing KBFG shareholders

Item	Number of Shares
A. Common Shares	356,351,693
B. Total Issued Shares	356,351,693
C. Treasury Shares not Entitled to Subscription Rights[3]	47,407,671
D. Total Eligible Shares (B — C)	308,944,022
E. New Shares to be Issued	30,000,000
F. Allocated to ESOA	6,000,000
G. Allocated to Other Existing Shareholders	24,000,000
H. Rights Ratio (E / B)	0.0841864
I. Rights Ratio to Eligible Shareholders Excluding the ESOA (G / D)	0.0776839

[3]	Held by Kookmin Bank.

■	Calculation of Final Offering Price

■	Indicative Timeline

Date		Key Events
■	July 10 (Fri)	■	BOD approval
		■	Offering announcement. Number of shares offered and offering discount disclosed
		■	Filing of Securities Registration Statement (“SRS”) in Korea and a registration statement on Form F-3 in the U.S.
■	July 11 (Sat)	■	Announcement of rights offering and record date
■	July 22 (Wed)	■	Calculation of 1st Reference Price
■	July 27 (Mon)	■	Record date
■	August 3 (Mon)	■	Employee Share Ownership Association subscription
■	August 7 (Fri)	■	Beginning of ADS rights subscription period
		■	Opening of ADS rights trading on NYSE
■	August 10 (Mon)	■	Opening of rights trading on KRX
■	August 17 (Mon)	■	Closing of rights trading on KRX, ADS rights trading on NYSE
■	August 21 (Fri)	■	Calculation of Final Offering Price
		■	End of ADS rights subscription period
■	August 26-27 (Wed — Thurs)	■	Shareholder subscription in Korea
■	August 28 (Fri)	■	Placement of unsubscribed shares
■	September 1 (Tue)	■	Settlement
■	September 4 (Fri)	■	Listing of new shares on KRX
■	September 8 (Tue)	■	Listing of new ADSs on NYSE

Note:	The timeline is subject to change upon further discussion with relevant parties